Mail Stop 3561
							July 14, 2005
Ikuko Otani
Director Finance, Corporate Planning
Kabushiki Kaisha Wacoal
29 Nakajima-cho, Kisshoin, Minami
Kyoto 601-8530, Japan

Re:	Wacoal Corp.
      Form 20-F for the Fiscal Year Ended March 31, 2005
      Filed July 8, 2005
      File No. 0-11743

Dear Mr. Otani:

            We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and Financial Review and Prospects

Fiscal Year 2005 Compared to Fiscal Year 2004
1. We note that you discontinued selling prefabricated houses in fiscal 2005. Please tell us why you have not presented discontinued operations.






Report of the Independent Registered Public Accounting Firm
2. We note that you have included a report that is qualified.
Please
revise your financial statements to provide the information required by SFAS 131 and revise your filing to include an unqualified audit report.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551-3841 if you have questions regarding the comments.

      Sincerely,


	Michael Moran
      Branch Chief


??

??

??

??

Ikuku Otani
Wacoal Corp.
July 14, 2005
Page 1